Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the common stock issuable under stock options granted under the WaveRider Communications Inc. stock option plans and assumed by the Registrant on March 28, 2006 pursuant to an Agreement and Plan of Merger, dated as of January 3, 2006, as amended, to be filed on or about May 24, 2006 of our report dated February 17, 2006, except for Note 1, for which the date is March 23, 2006, with respect to the consolidated financial statements of Wave Wireless Corporation, included in its Annual Report (Form 10-KSB) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Aidman, Piser & Company, P.A.
Tampa, Florida
May 24, 2006